SEC FILE NUMBER

000-33385

CUSIP NUMBER

128246 10 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period Ended: October 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Calavo Growers, Inc.

Full Name of Registrant

Former Name if Applicable

1141-A Cummings Road

Address of Principal Executive Office (Street and Number)

Santa Paula, CA, 93060

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Calavo Growers, Inc. (the “Company” or “our”) is unable to file its Form 10-K report for the year ended October 31, 2014 within the prescribed period. As described in our Form 8-K filed on January 15, 2015, the Company identified a non-cash misstatement in its historical consolidated financial statements related to its treatment of contingent consideration in the acquisition of Renaissance Food Group, LLC (“RFG”) in June 2011, which will require a restatement of the Company’s consolidated financial statements for the fiscal years ended October 31, 2013 and 2012 and the quarters therein, as well as the quarters ended January 31, 2014, April 30, 2014 and July 31, 2014 (the “Relevant Periods”).

These restatements have imposed a time constraint on the Company that has rendered the timely filing of the Form 10-K report impracticable without undue hardship and expense to the Company. At this time, the Company expects to file the Form 10-K report no later than January 29, 2015, which is the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Arthur J. Bruno	805	525-1245
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the results of operations for fiscal 2014, as compared to fiscal 2013, will reflect a non-cash expense totaling approximately $33 million and $20 million, net of tax. As discussed in the Company’s Form 8-K, the Company is in the process of restating its financial statements for the Relevant Periods. The Company does not expect any other significant changes. The Company will provide full financial results in its annual report on Form 10-K.

Calavo Growers, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 15, 2015	By	/s/ Arthur J. Bruno
Arthur J. Bruno Chief Operating Officer, Chief Financial Officer and Corporate Secretary